NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 12, 2023

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Jeff Gordon Andrew Blume Sarah Sidwell Asia Timmons-Pierce

Re:	Pono Capital Three, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed on November 20, 2023 File No. 333-274502

Ladies and Gentlemen:

On behalf of Pono Capital Three, Inc. (the “Company”), we are hereby responding to the letter dated December 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on November 20, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4 filed on 11/20/2023

General

1.	We note your disclosures regarding the Forward Purchase Agreement and the FPA Funding Amount PIPE Subscription Agreements. Please revise to explain the purpose for entering into these agreements and the inter-relationship between them. Please address risk associated with arrangements. Please quantify the amount of the FPA Funding Amount PIPE.

Response: The Company has revised the disclosure on pages 69, 70 and 125-127 of the Amended Registration Statement as requested.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Summary, page 29

2.	We note your disclosure regarding the Horizon Convertible Promissory Notes, the conversion of which would result in 1,362,962 Horizon Class B Common Shares being issued to holders of the Convertible Promissory Notes. Please revise your sensitivity analysis on page 29 to reflect this source of dilution.

Response: The Company has revised the disclosure on page 40 of the Amended Registration Statement as requested. The Company respectfully submits that the conversion of the Convertible Promissory Notes will not be a source of dilution because the conversion will occur prior to the Closing of the Business Combination and will not effect the number of shares of Exchange Consideration to be issued to Horizon equityholders.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc:	Davin Kazama, Pono Capital Three, Inc.
Gary Miyashiro, Pono Capital Three, Inc.